SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                         SCHEDULE 13G/A*
            Under the Securities Exchange Act of 1934
                       (Amendment No. 1)**

                  INDEPENDENT BANKSHARES, INC.
                        (Name of Issuer)

             Common Stock, par value $0.25 per share
                 (Title of Class of Securities)

                           453841 20 7
                         (CUSIP Number)

                        December 31, 1999
     (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ]  Rule 13d-1(b)

     [ ]  Rule 13d-1(c)

     [X]  Rule 13d-1(d)

* A previous report on Schedule 13D was filed on January 11, 1993, Schedule 13G on January 17, 1998 and Schedule 13G/A on
February 15, 1999. This Schedule 13G/A supplements and replaces such originally filed Schedule 13D and Schedule 13G.

**   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 453841 20 7              13G/A


(1)  Name of Reporting Person        Independent Bankshares, Inc.
                             Employee Stock Ownership/401(k) Plan
     I.R.S. Identification No. of Above Person
      (entities only)                                  75-1717279
-----------------------------------------------------------------

(2)  Check the Appropriate Box if a                      (a)  [ ]
     Member of a Group*                                  (b)  [X]
-----------------------------------------------------------------

(3)  SEC Use Only
-----------------------------------------------------------------

(4)  Citizenship                             Texas, United States
-----------------------------------------------------------------

Number of Shares
Beneficially
Owned by Each
Reporting Person
With:                    (5)  Sole Voting Power                 0
-----------------------------------------------------------------

                    (6)  Shared Voting Power                    0
-----------------------------------------------------------------

                    (7)  Sole Dispositive Power        142,674(1)
-----------------------------------------------------------------

                    (8)  Shared Dispositive Power               0
-----------------------------------------------------------------

(9)  Aggregate Amount Beneficially Owned               142,674(1)
     by Each Reporting Person
-----------------------------------------------------------------

(10) Check if the Aggregate Amount in                         [ ]
     Row (9) Excludes Certain Shares*
-----------------------------------------------------------------

(11) Percent of Class Represented by                         6.3%
     Amount in Row (9)
-----------------------------------------------------------------

(12) Type of Reporting Person*                                 EP
-----------------------------------------------------------------

*    SEE INSTRUCTIONS
______________
(1)  Excludes 15,633 shares for which the Independent Bankshares,
     Inc. Employee Stock Ownership/401(k) Plan (the "Plan") participants have sole voting and sole dispositive power.

CUSIP NO. 453841 20 7              13G/A


(1)  Name of Reporting Person                      Nancy E. Jones

     I.R.S. Identification No. of Above Person (entities only)
-----------------------------------------------------------------
(2)  Check the Appropriate Box if a                      (a)  [ ]
     Member of a Group*                                  (b)  [X]
-----------------------------------------------------------------

(3)  SEC Use Only
-----------------------------------------------------------------

(4)  Citizenship                                    United States
-----------------------------------------------------------------

Number of Shares
Beneficially
Owned by Each
Reporting Person
With:               (5)  Sole Voting Power                    300
-----------------------------------------------------------------

                    (6)  Shared Voting Power                    0
-----------------------------------------------------------------
                    (7)  Sole Dispositive Power               300
-----------------------------------------------------------------

                    (8)  Shared Dispositive Power      142,974(1)
-----------------------------------------------------------------

(9)  Aggregate Amount Beneficially Owned               142,974(1)
     by Each Reporting Person
-----------------------------------------------------------------

(10) Check if the Aggregate Amount in                         [ ]
     Row (9) Excludes Certain Shares*
-----------------------------------------------------------------

(11) Percent of Class Represented by                         6.3%
     Amount in Row (9)
-----------------------------------------------------------------

(12) Type of Reporting Person*                                 IN
-----------------------------------------------------------------

*    SEE INSTRUCTIONS
______________
(1)  Includes 142,674 shares held by the Plan for which Ms.
     Jones, as an administrator of the Plan, shares dispositive power. Excludes 15,633 shares for which the Plan participants have sole voting and sole dispositive power. Pursuant to Rule 13d-4, Ms. Jones disclaims beneficial ownership of the shares of common stock held by the Plan and, as such, declares that this

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CUSIP NO. 453841 20 7              13G/A


     statement shall not be construed as an admission that such
     person is the beneficial owner of any securities held by    the
     Plan.

CUSIP NO. 453841 20 7              13G/A



(1)  Name of Reporting Person                 Scott L. Taliaferro

     I.R.S. Identification No. of Above Person (entities only)
-----------------------------------------------------------------
-
(2)  Check the Appropriate Box if a                      (a)  [ ]
     Member of a Group*                                  (b)  [X]
-----------------------------------------------------------------
-
(3)  SEC Use Only
-----------------------------------------------------------------
-
(4)  Citizenship                                    United States
-----------------------------------------------------------------
-
Number of Shares
Beneficially
Owned by Each
Reporting Person
With:                    (5)  Sole Voting Power         84,361(1)
-----------------------------------------------------------------

                    (6)  Shared Voting Power                    0
-----------------------------------------------------------------

                    (7)  Sole Dispositive Power         84,361(1)
-----------------------------------------------------------------

                    (8)  Shared Dispositive Power      227,035(2)
-----------------------------------------------------------------

(9)  Aggregate Amount Beneficially Owned               227,035(2)
     by Each Reporting Person
-----------------------------------------------------------------

(10) Check if the Aggregate Amount in                         [ ]
     Row (9) Excludes Certain Shares*
-----------------------------------------------------------------

(11) Percent of Class Represented by                        10.0%
     Amount in Row (9)
-----------------------------------------------------------------

(12) Type of Reporting Person*                                 IN
-----------------------------------------------------------------

*    SEE INSTRUCTIONS
______________
(1)  Includes 1,240 shares held by Mr. Taliaferro's wife.
(2) Includes 142,674 shares held by the Plan for which Mr. Taliaferro, as an administrator of the Plan, shares dispositive power. Excludes 15,633 shares for which the Plan participants have sole voting and sole dispositive power. Pursuant to Rule 13d-4, Mr. Taliaferro disclaims beneficial ownership of the shares of common stock held by the Plan and, as such, declares that

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CUSIP NO. 453841 20 7              13G/A



     this statement shall not be construed as an admission that such person is the beneficial owner of any securities held by the Plan.

CUSIP NO. 453841 20 7              13G/A



(1)  Name of Reporting Person              James D. Webster, M.D.

     I.R.S. Identification No. of Above Person (entities only)
-----------------------------------------------------------------

(2)  Check the Appropriate Box if a                      (a)  [ ]
     Member of a Group*                                  (b)  [X]
-----------------------------------------------------------------

(3)  SEC Use Only
-----------------------------------------------------------------

(4)  Citizenship                                    United States
-----------------------------------------------------------------

Number of Shares
Beneficially
Owned by Each
Reporting Person
With:                    (5)  Sole Voting Power               885
-----------------------------------------------------------------

                    (6)  Shared Voting Power                    0
-----------------------------------------------------------------

                    (7)  Sole Dispositive Power               885
-----------------------------------------------------------------

                    (8)  Shared Dispositive Power      143,559(1)
-----------------------------------------------------------------

(9)  Aggregate Amount Beneficially Owned               143,559(1)
     by Each Reporting Person
-----------------------------------------------------------------

(10) Check if the Aggregate Amount in                         [ ]
     Row (9) Excludes Certain Shares*
-----------------------------------------------------------------

(11) Percent of Class Represented by                         6.3%
     Amount in Row (9)
-----------------------------------------------------------------

(12) Type of Reporting Person*                                 IN
-----------------------------------------------------------------

*    SEE INSTRUCTIONS
______________
(1) Includes 142,674 shares held by the Plan for which Dr. Webster, as an administrator of the Plan, shares dispositive power. Excludes 15,633 shares for which the Plan participants have sole voting and sole dispositive power. Pursuant to Rule 13d-4, Dr. Webster disclaims beneficial ownership of the shares of common stock held by the Plan and, as such, declares that

CUSIP NO. 453841 20 7              13G/A


     this statement shall not be construed as an admission that such person is the beneficial owner of any securities held by the Plan.

CUSIP NO. 453841 20 7              13G/A



Item 1(a).          Name of issuer:

                    Independent Bankshares, Inc. (the "Issuer")

Item 1(b).          Address of Issuer's principal executive
                    offices:

                    547 Chestnut Street, Abilene, Texas 79602

Item 2(a).          Name of person filing:

                    Independent Bankshares, Inc. Employee
                    Stock Ownership/401(k) Plan (the "Plan") is a
                    Texas trust.  Ms. Nancy E. Jones, Scott L.
                    Taliaferro and James D. Webster, M.D (collectively with the Plan, the "Reporting Persons") are members of the committee that administers the Plan.

Item 2(b). Address of principal business office or, if none, residence:

                    The principal business address of each
                    of the Reporting Persons is 547 Chestnut Street, Abilene, Texas 79602

Item 2(c).          Citizenship:

                    The Plan is an employee benefit plan
                    organized in the State of Texas. Nancy E. Jones, Scott L. Taliaferro and James D. Webster, M.D. are each citizens of the United States.

Item 2(d).          Title of class of securities:

                    Common Stock, $0.25 par value per share, of the Issuer.

Item 2(e).          CUSIP No.:

                    453841 20 7

Item 3.   If this statement is filed pursuant to Sections 13d-
          1(b), or 13d-2(b) or (c), check whether the person filing is a:

          (a)  [  ] Broker or dealer registered
                    under section 15 of the Act (15 U.S.C. 78o);

          (b)  [  ] Bank as defined in section
                    3(a)(6) of the Act (15 U.S.C. 78c);

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CUSIP NO. 453841 20 7              13G/A



          (c)  [  ] Insurance company as defined
                    in section 3(a)(19) of the Act (15 U.S.C.
                    78c);

          (d)  [  ] Investment company registered
                    under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

          (e)  [  ] An investment adviser in
                    accordance with 240.13d-1(b)(1)(ii)(E);

          (f)  [X]  An employee benefit plan or
                    endowment fund in accordance with
                    240.13d-1(b)(1)(ii)(F);

          (g)  [  ] A parent holding company or
                    control person in accordance with
                    240.13d-1(b)(ii)(G);

          (h)  [  ] A savings association as
                    defined in section 3(b) of the Federal
                    Deposit Insurance Act (12 U.S.C. 1813);

          (i)  [  ] A church plan that is excluded
                    from the definition of an investment company under section 3(c)(14) of the Investment
                    Company Act of 1940 (15 U.S.C. 80a-3);

          (j)  [  ] Group, in accordance with
                    240.13d-1(b)(1)(ii)(J)

Item 4.   Ownership:

    The Plan
    --------

          (a)  Amount beneficially owned:  142,674(FN1)

          (b)  Percent of class:  6.3%

          (c)  Number of shares as to which such person has:

               (i)   sole power to vote or to direct the vote:  0

               (ii)  shared power to vote or to direct the vote:  0

               (iii) sole power to dispose or
                     to direct the disposition of:  142,674(1)

(FN1) Excludes 15,633 shares for which Plan participants have sole voting and dispositive power.

CUSIP NO. 453841 20 7              13G/A


               (iv) shared power to dispose or to
                    direct the disposition of:  0

  Nancy E. Jones
  --------------

          (a)  Amount beneficially owned:  142,974 (FN1)(FN2)

          (b)  Percent of class:  6.3%

          (c)  Number of shares as to which such person has:

              (i)   sole power to vote or to direct the vote:  300

              (ii)  shared power to vote or to direct the vote:  0

              (iii) sole power to dispose or
                    to direct the disposition of:  300

              (iv)  shared power to dispose or to
                    direct the disposition of:  142,974 (FN1)(FN2)

     Scott L. Taliaferro
     -------------------

          (a)  Amount beneficially owned:  227,035(FN1)(FN3)(FN4)

          (b)  Percent of class:  10.0%

          (c)  Number of shares as to which such person has:

              (i)    sole power to vote or direct the vote:  84,361

              (ii)   shared power to vote or to direct the vote:  0

              (iii)  sole power to dispose or
                     to direct the disposition of:  79,961(FN4)

              (iv)   shared power to dispose or to
                     direct the disposition of:
                     227,035(FN1)(FN3)(FN4)

  James D. Webster, M.D.
  ----------------------

-----------------------
(FN2) Includes 142,674 shares held by the Plan for which Ms. Jones, as an administrator of the Plan, shares dispositive power. Ms. Jones disclaims beneficial ownership of such shares.
(FN3) Includes 142,674 shares held by the Plan for which Mr. Taliaferro, as an administrator of the Plan, shares dispositive power. Mr. Taliaferro disclaims beneficial ownership of such shares.
(FN4) Includes 1,240 shares held by Mr. Taliaferro's wife.

CUSIP NO. 453841 20 7              13G/A


          (a)  Amount beneficially owned:  143,559(FN1)(FN5)

          (b)  Percent of class:  6.3%

          (c)  Number of shares as to which such person has:

              (i)   sole power to vote or to direct the vote:  885

              (ii)  shared power to vote or to direct the vote:  0

              (iii) sole power to dispose or
                    to direct the disposition of:  885

              (iv)  shared power to dispose or to
                    direct the disposition of:  143,559(FN1)(FN5)

     The Plan is administered by the Issuer's Compensation
     Committee, whose members at December 31, 1999, were Nancy E.
     Jones, Scott L. Taliaferro and James D. Webster, M.D. Such committee members disclaim any beneficial ownership of the shares of the Plan referenced herein.

Item 5.   Ownership of five percent or less of a class:

          Not Applicable.

Item 6. Ownership of more than five percent on behalf of another person:

          Not Applicable.

Item 7. Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person:

          Not Applicable.

Item 8. Identification and classification of members of the group:

          This statement on Schedule 13G has been filed by a group under Rule 13d-1(d). Attached as Exhibit A is a Joint Filing Statement executed by each member of such group.

------------------
(FN5) Includes 142,674 shares held by the Plan for which Dr. Webster, as an administrator of the Plan, shares dispositive power. Dr. Webster disclaims beneficial ownership of such shares.

CUSIP NO. 453841 20 7              13G/A



Item 9.   Notice of dissolution of group:

          Not Applicable.

Item 10.  Certifications:

          By signing below, the undersigned certify that, to the best of the undersigneds' knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the Issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                    [Signature page follows]

CUSIP NO. 453841 20 7              13G/A



                            SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                              Dated:  February 14, 2000

                              INDEPENDENT BANKSHARES, INC.
                              EMPLOYEE STOCK OWNERSHIP/401(k)
                              PLAN


                              By:  /s/ NANCY E. JONES
                                 ------------------------------
                                 Nancy E. Jones,
                                 Compensation Committee Member
                                 and Administrator of the Plan


                              By:   /s/ SCOTT L. TALIFERRO
                                   ------------------------------
                                   Scott L. Taliaferro,
                                   Compensation Committee Member
                                   and Administrator of the Plan


                              By:  /s/ JAMES D. WEBSTER, M.D.
                                 -------------------------------
                                  James D. Webster, M.D.,
                                  Compensation Committee Member
                                  and Administrator of the Plan


                              /s/NANCY E. JONES
                              -----------------------------------
                              Nancy E. Jones


                              /s/ SCOTT L. TALIAFERRO
                              -----------------------------------
                              Scott L. Taliaferro


                              /s/ JAMES D. WEBSTER, M.D.
                              -----------------------------------
                              James D. Webster, M.D.


            ATTENTION:  Intentional misstatements or
              omissions of fact constitute Federal
            criminal violations (See 18 U.S.C.  1001)

CUSIP NO. 453841 20 7              13G/A



                            EXHIBIT A

                     JOINT FILING STATEMENT


     Pursuant to Rule 13d-1(k)(1), we, the undersigned, hereby express our agreement that the attached Schedule 13G/A is filed on behalf of each of us.

                              Dated:  February 14, 2000

                              INDEPENDENT BANKSHARES, INC.
                              EMPLOYEE STOCK OWNERSHIP/401(k)
                              PLAN


                              By:  /s/ NANCY E. JONES
                                 -------------------------------
                                 Nancy E. Jones,
                                 Compensation Committee member
                                 and Administrator of the Plan


                              By:  /s/ SCOTT L. TALIAFERRO
                                 --------------------------------
                                 Scott L. Taliaferro, Compensation
                                 Committee member and Administrator
                                 of the Plan


                              By:  /s/ JAMES D. WEBSTER
                              --------------------------------
                                 James D. Webster, M.D.,
                                 Compensation Committee member and
                                 Administrator of the Plan

                              /s/NANCY E. JONES
                              -----------------------------------
                              Nancy E. Jones


                              /s/ SCOTT L. TALIAFERRO
                              -----------------------------------
                              Scott L. Taliaferro


                              /s/JAMES D. WEBSTER
                              -----------------------------------
                              James D. Webster, M.D.